UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.                                           ) *

GURATA GOLD, INC.
(Name of Issuer)

common stock, $0.001 par value per share
(Title of Class of Securities)

50133P 109
(CUSIP Number)

Shaun P. Davis 11730 NE 107th Place, Kirkland, Washington, 98033 206-779-5013
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 11, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.   [   ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.                      50133P 109

1.	Names of reporting persons Shaun P. Davis
2.	Check the appropriate box if a member of a group (see instructions) (a) [ ] Not applicable (b) [ ]
3.	SEC Use Only
4.	Sources of funds (see instructions) PF (Personal Funds)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ] Not applicable
6.	Citizenship or place of organization American
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 22,000,000
8.	Shared Voting Power Nil
9.	Sole Dispositive Power 22,000,000
10.	Shared Dispositive Power Nil
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,000,000
12.	Check if the Aggregate Amount in Row (11) Exceeds Certain Shares (See Instructions) [ ] Not applicable
13.	Percent of Class Represented by Amount in Row (11) 56.4%
14.	Type of Reporting Person (See Instructions) IN (individual)

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Item 1.                      Security and Issuer

This statement on Schedule 13D relates to the shares of common stock, $0.001 par value per share, of Gurata Gold, Inc., a Nevada corporation (“Gurata”).  The principal executive office of Gurata is located at 11730 NE 107th Place, Kirkland, Washington, 98033.

Item 2.                      Identity and Background

(a)	Shaun P. Davis
(b)	11730 NE 107th Place, Kirkland, Washington, 98033
(c)	Chief Executive Officer and President of Gurata
(d)	During the last five years, Mr. Davis has not been convicted in a criminal proceeding.
(e)
During the last five years, Mr. Davis was not a party to a civil proceeding or a judicial or administrative body of competent jurisdiction where, as a result, of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Davis is a citizen of Canada.

Item 3.                      Source and Amount of Funds or Other Consideration

Shaun P. Davis has a direct beneficial interest in 22 million restricted shares of common stock of Gurata.

On September 11, 2008, Mr. Davis agreed to purchase 22 million restricted shares of common stock from Feliberto Gurat.  Mr. Davis acquired the beneficial ownership of the 22 million restricted shares of common stock of Gurata for aggregate consideration of US$22,000 pursuant to the terms and conditions of a share purchase agreement with Mr. Gurat.  See Exhibit 10.3 – Share Purchase Agreement for more details.

Item 4. Purpose of Transaction

Shaun P. Davis acquired the 22 million restricted shares of common stock in Gurata as a personal investment pursuant to a share purchase agreement reached with Feliberto Gurat to purchase the 22 million restricted shares in a private transaction.

Depending on market conditions and other factors, Mr. Davis may acquire additional securities of Gurata as Mr. Davis deems appropriate, whether in open market purchases, privately negotiated transactions, private placements with Gurata or otherwise.  Mr. Davis also reserves the right to dispose of some or all of his shares in the open market, in privately negotiated transactions to third parties or otherwise.

As of the date of this document, Mr. Davis does not have any plans or proposals that relate to or would result in:

(1)	the acquisition by any person of additional securities of Gurata, or the disposition of securities of Gurata;

(2)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Gurata or any of its subsidiaries;

(3)	a sale or transfer of a material amount of assets of Gurata or any of its subsidiaries;

(4)
any change in the present board of directors or management of Gurata, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, with the exception of Mr. Davis’ recent appointment as an officer and impending appointment as a director of Gurata and the resignation of Feliberto Gurat as an officer and impending resignation as a director;

(5)	any material change in the present capitalization or dividend policy of Gurata;

(6)	any other material change in Gurata’s business or corporate structure;

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(7)	changes in Gurata’s Articles of Incorporation or other actions that may impede an acquisition of control of Gurata by any person;

(8)
a class of securities of Gurata to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(9)	a class of equity securities of Gurata becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(10) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a)	Shaun P. Davis is the beneficial owner of 22,000,000 shares of common stock of Gurata. The shares represent an aggregate 56.4% of the issued and outstanding shares of common stock of Gurata.

(b)	Shaun P. Davis holds the sole power to vote and to dispose of the 22,000,000 shares of common stock of Gurata.

(c)	Shaun P. Davis has not effected any transaction in the common stock of Gurata during the past 60 days, except as disclosed in this statement.

(d)	Not applicable.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as disclosed in this Schedule, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Shaun P. Davis and any other person with respect to any securities of Gurata, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profit or loss, or the giving or withholding of proxies.

Item 7.  Materials to Be Filed as Exhibits.

Exhibit	Description	Status
10.3
Share Purchase Agreement dated September 11, 2008 between Shaun P. Davis and Feliberto Gurat, filed as an Exhibit to Gurata’s Form 8-K (Current Report) filed on September 12, 2008 and incorporated herein by reference.
Filed

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 12, 2008                                                                                     By:  / Shaun P. Davis
Shaun P. Davis

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